                            Fort Point Partners Inc.
                               111 Sutter Street
                            San Francisco, CA 94104

                                August 18, 2000


VIA EDGAR AND VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Alfred Barbagallo, Esq.

     Re:  Fort Point Partners Inc.
          Registration Statement on Form S-1
          Registration No. 333-36212


Ladies and Gentlemen:

     Pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), Fort Point Partners Inc. (the "Company") hereby respectfully requests the withdrawal of the above referenced Registration Statement. No securities have been issued or sold by the Company under the Registration Statement, and the Company has decided not to pursue a registered offering of shares of its Common Stock at this time.

     The Company hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on the grounds that it is consistent with the public interest and the protection of investors. Please provide us with a copy of the Commission's consent to the withdrawal of the Registration Statement as soon as it is available.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact Kenneth R. Lamb, Esq. at (415) 393-8382.


                                        Very truly yours,

                                        Fort Point Partners Inc.

                                        By: /s/ Kelyn J. Brannon
                                           -------------------------

                                        Name: Kelyn Brannon
                                             -----------------------

                                        Its: Chief Financial Officer
                                           -------------------------